JESSICA NGUYEN LAW	2312 Park Avenue #158 Tustin, California 92782 714-234-4982 jessica@jessicanguyenlaw.com

April 27, 2017

Ms. Pamela Long

Assistant Director

Mr. Chris Ronne

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Allegro Beauty Products, Inc.: Response to Comment Letter Dated March 28, 2017 Regarding Pre-Effective Amendment #1 to Registration Statement on Form S-1 Filed March 9, 2017 (SEC File Number 333-214549)

Dear Ms. Long and Mr. Ronne:

This firm represents Allegro Beauty Products, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. We write this letter on behalf of the Company in response to your March 28, 2017 letter on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current operational status of the Company, the Company has concurrently filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

General

1. We note your response to comment 2 of our letter dated December 7, 2016, and we reissue the comment. Given the amount and nature of your current assets and operations it appears that you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. Please revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges, risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405.

Again we respectfully request on behalf of our client, the Company, that the Commission reconsider its comment as provided above. Respectfully the Company does not believe that it is a “shell company” as that term is defined by Rule 405 of Regulation C under the Securities Act of 1933 (“Rule 405”).

The Company and its management have further expanded its business operations and business prospects over the past few months, let alone over the past year. Even prior to the Company’s date of incorporation (March 31, 2016) as a corporate entity, Ms. Chardi, outside consultants, vendors and others drove product development and business operations significantly forward on a limited budget. This was planned with an eye on maximizing a limited working budget so that the Allegro products could hit the market with impact and substance. The man-hours and costs expended by both management and its outside consultants have not been insignificant. Quite the contrary, management believes that substantive progress has been made on all fronts with the Company’s business, thereby allowing management access to capital from lenders, and needed services from vendors who can see the potential for growth and the importance of the product that the Company intends to bring to market.

Again the Company and its management believe it is an atypical “startup” company, limited on financial resources, but not on creativity, resourcefulness, and the drive to develop a better product for the consumer. We respectfully remind you that the Commission explicitly differentiates a “shell company” from a “startup company” in Footnote 172 to SEC Release No. 33-8869 and excludes a “startup company” from the definition of a “shell company.” Such release states:

“Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

United States Securities and Exchange Commission

April 27, 2017

Footnote 172 appears to clarify that a startup company will not be considered a shell company simply due to a limited operating history because a startup company does not have “no or nominal operations”. As you can see from the prospectus of which this registration statement on Form S-1 is a part, the Company may have a limited operating history on which to report, but it is certainly not nominal in operations. The Company’s products may be in the early stages of development; the Company however is not. The Company’s management works toward an expanded operating history while building its organization within and from the outside. Operations and product development have progressed, the rate of which is comparable to other businesses that are in the early stages of product development. Ms. Chardi, with the use of outside consultants, has her hands full-time with product research, testing, branding, and development. Development of quality products and unique ingredient formulas is essential for the Company to make an impact on the market. Outside consultants and other professional advisors are readily available to Ms. Chardi and the Company so that it can be strategically positioned to enter the consumer market. The Company and its management believe that they can truly capitalize on the ‘all natural’ and ‘organic’ components of its products to cater to a consumer market seeking all natural and organic products for use. Through the concentrated efforts of Ms. Chardi and outside consultants, the Company believes that it is close to bringing a product to market that is worthy of the name Allegro Beauty Products.

Allegro has more than a limited operating history, more than none or nominal assets on its balance sheet, and therefore should not be designated a shell company. Again we respectfully request that the Commission reconsider its comment above. Please refer to the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary, page 1

The Offering, page 2

2. Your risk factor disclosure that “[t]he Company does not intend to close its offering without reaching the maximum offering amount” suggests that this is an all or nothing offering. Please clarify here, your cover page, plan of distribution section and throughout your registration statement that this offering is intended to be an all or nothing offering and that the proceeds of the offering will not be available for use by the company until the all of the shares being offered have been sold. Please also clarify that the consideration paid for the shares being offered will be promptly refunded to the purchaser if all of the shares are not sold by the end of the offering period. If this is not an all or nothing offering, then please clearly explain the type of offering that the company plans to conduct. Please clearly explain how the escrow arrangement will work with an offering with no minimum or maximum contingency. Please explain how and when funds will be released to the company.

The Company does not intend this offering to be an “all or nothing offering” but instead a “best efforts offering”. The risk factor disclosure was merely management’s attempt to convey that the offering will be open and with escrow until it is completed, whether completion is due to the achievement of the maximum offering or the expiration of the time allotted for the offering. The Company revised its disclosure pursuant to Comment #2, clarifying that this offering is a best efforts offering and including the necessary and corresponding details. Please refer to the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, page 3

3. Please revise to disclose the details regarding the use of proceeds. We note your disclosure that you will need at least $50,000 to $100,000 in addition to the maximum offering amount in order to fulfill your business objectives. Please also revise to disclose that you will need additional funding to fulfill your business objectives.

The Company revised its disclosure pursuant to Comment #3. Please refer to the registration statement filed concurrently herewith as the Amendment.

Risk Factors, page 4

4. We note your response to comment 6 of our letter dated December 7, 2016. However, it does not appear that you have made any changes to this section. We reissue our comment. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding your attorney also serving as your escrow agent.

The Company revised its disclosure pursuant to Comment #4 by expanding Risk Factor #16. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

April 27, 2017

Use of Proceeds, page 17

5. Your disclosure that your president has only agreed to loan or arrange for loans [for] you in order to complete this registration process is inconsistent with your disclosure that the “loans are necessary if the proceeds from this offering are not sufficient to implement our business plan.” Please revise to clarify the circumstances in which your president has agreed to loan you funds and whether those funds are limited to certain uses.

The Company has a verbal agreement with its founder and president to loan monies to the Company if she is able to. There are no limitations on the use of funds if received. The Company revised its disclosure pursuant to Comment #5 to explain the foregoing. Please refer to the registration statement filed concurrently herewith as the Amendment.

6. We note that you have several loans due on demand. Please disclose whether any of the offering proceeds will be used to repay these loans or any of the $54,000 owed to your vendors for services for your product line. If any offering proceeds will be used to repay debt, then please update the use of proceeds tables accordingly. See Item 504 of Regulation S-K.

The Company and its management do not intend to use any of the offering proceeds to repay its demand loans or vendors who provided services for its product line. The offering proceeds will be primarily used for the payment of offering expenses and general working capital as outlined in its prospectus. The Company revised its disclosure pursuant to Comment #6. Please refer to the registration statement filed concurrently herewith as the Amendment.

7. Please clarify here and in your risk factor section that all of the proceeds will be used for expenses if you sell 50% or less of the offering.

The Company revised its disclosure pursuant to Comment #7 in the “Use of Proceeds” section and in Risk Factor #29. Please refer to the registration statement filed concurrently herewith as the Amendment.

8. We note your disclosure that the total estimated costs of the offering is $30,000, which includes miscellaneous expenses in the amount of $2,393.61. However, you also include an additional amount for miscellaneous expense entitled “Miscellaneous expenses attributable to offering” in the range of $5,000 to $8,000. Please revise your disclosure to clarify what expenses are included in the in the “Miscellaneous expenses attributable to offering” column in your table on page 17.

The Company revised its disclosure pursuant to Comment #8. Please refer to the registration statement filed concurrently herewith as the Amendment.

The Offering, page 18

9. We note your response to comment 13 of our letter dated December 7, 2016, and we reissue the comment. Please clarify the circumstances or what factors you will consider in determining to extend the offering period by 180 days if all 2,750,000 shares are not sold within 180 days of effectiveness.

The Company revised its disclosure pursuant to Comment #9. Please refer to the registration statement filed concurrently herewith as the Amendment.

Management’s Discussion and Analysis or Plan of Operation, page 24

10. We note your response to comment 16 of our letter dated December 7, 2016, and we reissue the comment. Please describe in greater detail your plan of operation for the next twelve months. For instance, please account for financing and timing of product manufacturing and testing and marketing and distribution. Additionally, we note that your current disclosure is predicated upon the company obtaining an additional $50,000 to $100,000 in capital beyond the maximum aggregate offering amount contemplated by this offering. Please disclose how you will allocate capital to your planned operations at different levels of funding accounting for the additional capital beyond the proceeds of this offering.

The Company revised its disclosure pursuant to Comment #10. Please refer to the registration statement filed concurrently herewith as the Amendment. The Company and management’s intent is to follow the prescribed disclosures within the prospectus regarding the use of working capital and the schedule for deploying that working capital. However, as is common with small- to medium-sized businesses, other factors and instances may cause delays and cost overruns that are not predictable or quantifiable.

United States Securities and Exchange Commission

April 27, 2017

Liquidity, page 27

11. You disclose on page 28 and in Note 7 to your financial statements that you owe $41,969 in connection with demand loans from two unrelated parties and that while there is no formal loan agreement, you have a basic understanding of the loan terms with the lenders. It appears that you are substantially dependent on these loans since they have been the primary source of funding for your operations. Please identify the lenders and file a written description of your agreement(s) with the lenders as an exhibit to your next amendment. See Item 601(b)(10)(ii)(B) of Regulation S-K. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

The Company believes that it has complied with the disclosure requirements regarding its various loan agreements with unrelated parties, and that it is not required to file the loan agreements as exhibits to the registration statement. Item 601(b)(10) of Regulation S-K, titled “Material contracts”, sets forth the contracts that must be filed as exhibits to filings with the Commission. Regulation S-K requires contracts with specific characteristics to be filed with a registration statement as follows:

“Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” (Emphasis added.)

Item 601(b)(10) describes two critical, threshold elements that trigger the requirement to disclose a company’s contract as part of its SEC registration statement. In the absence of both these elements, it appears that a company is not specifically required to disclose a particular contract. First, the contract was not “made in the ordinary course of business” and does not qualify as a contract that would otherwise require disclosure despite the fact that it was not made in the ordinary course of business. Second, the contract was not “material” to the company. The Company believes neither of these elements exist with regard to its loan agreements with two unrelated parties.

While Item 601(b)(10) does not specifically define the term “material,” it addresses the meaning of “made in the ordinary course of business.” Item 601(b)(10)(ii) states a contract “will be deemed to have been made in the ordinary course of business” if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” The Company believes that the loan agreements with the two unrelated parties ordinarily accompanies the kind of business conducted by the Company. The Company consummated the loans in the normal course of business to pay its bills and business expenses for which it could not defer payment, to pay for continued services, to fund the Company’s working capital, and to finance the completion of its self-directed initial public offering, all part of the ordinary course of business. Other companies obtain loans as part of their day-to-day business, whether with banks, capital groups, or individuals, to finance overall operations, and the Company’s loans are no different. In fact, the Company is currently negotiating with three other lenders for working capital funds under similar terms as part of its ordinary course of business.

Even if a contract is “deemed to have been made in the ordinary course of business”, Regulation S-K still requires the disclosure of such contract if it falls within one of four categories prescribed by the regulation. The category the Commission has pointed out in its comment is the second category of Item 601(b)(10)(ii) which requires the disclosure of a contract if it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company does not believe its business is substantially dependent on the loan agreements. The loans were to fund customary business expenses. The loans did not provide a dearth of funds that could finance any large-scale undertaking or fundamental component of the business. Item 601(b)(10)(ii)(B) alludes to what could potentially qualify as “substantially dependent” such as a contract to sell a major part of a company’s products, a contract to purchase a major part of a company’s requirements of goods, or a contract to use intellectual property, each of which can significantly drive the core business, its growth, and long-term success. The loan agreements do not have such far-reaching impact; they provide relief to cash flow needs. The Company is not reliant on the loan agreements for the Company’s continued operations. Therefore, even if the loan agreements were made in the ordinary course of business, the Company does not believe they fall into any of the categories that would require disclosure despite having been made in the ordinary course of business.

United States Securities and Exchange Commission

April 27, 2017

Additionally, the Company does not believe the loan agreements were material. The Company initially entered into a small, immaterial verbal loan agreement with two different unrelated parties. Over time, the loan amount grew as part of the normal course of business. While, taken as a whole, the total loan amount of $41,969 from the unrelated parties may appear to be material and significant. But if each agreement with each unrelated party to loan nominal funds (that add up over time to be a large amount) is isolated and evaluated against the Company’s operations at that particular point in time, these loans would appear immaterial. If the loans were material, it is likely that the lenders would require interest and specific repayment terms, both of which are absent from these loan arrangements. Therefore, since the loans agreements are not material and the Company is not substantially dependent on those agreements, the Company does not believe they qualify as contracts that need to be filed as exhibits to the registration statement.

The Company has provided the necessary loan terms and pertinent information to the financial statement reader in its financial statements as well as in its disclosure in the section titled “Management Discussion and Analysis” of the registration statement filed concurrently herewith as the Amendment.

Business, page 31

Products, page 32

12. Please disclose the types of raw materials that you intend to use for your products.

The Company revised its disclosure pursuant to Comment #12. Please refer to the registration statement filed concurrently herewith as the Amendment.

13. Your name “Allegro Organics” implies that your products will be made from organic materials. Please revise your disclosures to clarify whether some or all of your products will be composed of organic materials. Please disclose the impact of using organic materials on your business including costs to produce your products.

The Company revised its disclosure regarding whether some or all of the Company’s products will be composed of organic materials in the section entitled “Management’s Discussion and Analysis or Plan of Operation” pursuant to Comment #13. The Company revised its disclosure regarding the impact of using organic materials in the “Products” section. Please refer to the registration statement filed concurrently herewith as the Amendment.

Plan of Distribution, page 42

14. Please clarify here and elsewhere when the funds may be released from escrow. Please ensure that your disclosure regarding your escrow arrangement are consistent with the terms of your escrow agreement.

The Company revised its disclosure pursuant to Comment #14 in the following sections: (1) Prospectus Summary; (2) The Offering; and (3) Plan of Distribution. Please refer to the registration statement filed concurrently herewith as the Amendment. With regard to consistency between the terms of the escrow agreement and the disclosure in the Amendment concerning escrow arrangements, the escrow agreement specifically requires the escrow agent to review the Amendment and to abide by the terms and conditions of the Amendment so consistency should not be an issue.

15. We note your disclosure that a rejected subscription will be returned to the subscriber within 5 business days of the rejection date, this does not appear to be an express term that is included in the subscription agreement. Please advise.

The Company revised its subscription agreement to include an express term requiring a rejected subscription to be returned to the subscriber within 5 business days of the rejection date. Please refer to the subscription agreement filed concurrently herewith as an exhibit to the Amendment.

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United States Securities and Exchange Commission

April 27, 2017

In connection with this letter, the Company hereby acknowledges the following through a separate certification signed by the Company’s President, Ms. Barbara Chardi (a copy of which is attached to this letter):

1.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very truly yours,

/s/ Jessica Nguyen Law

________________________

Jessica Nguyen Law

cc

Barbara Chardi

Allegro Beauty Products, Inc.

Attachment to

Jessica Nguyen Law Letter

Dated April 27, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbara Chardi

Barbara Chardi, President, Chief Executive Officer and

Chief Financial Officer

Allegro Beauty Products, Inc.